Exhibit 99.1
FOR IMMEDIATE RELEASE
NOVEMBER 9, 2010
LJ INTERNATIONAL REPORTS 83% REVENUE INCREASE IN ENZO
DIVISION AND 36% RISE IN CORPORATE Q3 REVENUES
•	Revenues rise sharply on retail side, fueled by store openings and 13% comp-store sales increase

•	Retail margins boost gross profit 49%

•	Operating margin breaks the 10% barrier; operating income increases 188%

•	EPS rises 300% (140% excluding non-recurring gain)

•	Balance sheet reflects ENZO ramp-up, rise in working capital
HONG KONG, November 9, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE) today reported a 36% year-over-year increase in revenues for the third quarter ended September 30, 2010. Net income rose to $0.19 per fully diluted share ($0.12 before non-recurring gain) from $0.05 in 2009. Sales and income growth reflected an 83% rise in sales at LJI’s ENZO retail chain of jewelry stores in China.
The Company also said it expects fourth quarter 2010 sales for ENZO to increase 40% year-over-year, offsetting an approximately 15% decrease in wholesale revenues. LJI projects EPS from operations of approximately $0.13 for the fourth quarter and $0.41 for all of 2010.
“Today’s results clearly demonstrate how our retail-based growth strategy is succeeding as planned,” said LJI’s Chairman and CEO, Yu Chuan Yih. “Our ENZO division is the primary driver of both sales growth and margin improvements at all levels, from gross to net profit. Retail sales also are rising not just from the opening of new stores but from significantly higher sales on per-store basis. With new financing in place to fund at least 60 new ENZO stores in 2011, LJI is on track to take advantage of continuing economic growth in China while holding its own as a leading jewelry wholesaler in slower-growing global markets.”
Comparable-Store Sales Increase 13%
LJI’s company-wide revenues for the third quarter ended September 30, 2010 totaled $35.7 million, up 36% from $26.2 million in the third quarter of 2009. Retail revenues were $21.1 million, up 83% from $11.5 million in 2009. Comparable store retail sales rose 13% for the third quarter of 2010 from a year earlier. Wholesale revenues were $14.6 million, down less than 1% from $14.7 million a year earlier.

Rising retail revenues reflected expanded store count (up to 124 at the end of the third quarter from 92 a year earlier) and growing consumer interest in ENZO jewelry lines coupled with the continued rise of disposable income in China’s expanding economy. The rising value of the ENZO brand was reflected in a recent survey by the business publication, CBNweekly, where Shanghai-area consumers ranked ENZO as one of the four most desired luxury brands for jewelry.
As in past quarters, gross margins for retail revenues were substantially higher than wholesale. Gross retail profit in the third quarter of 2010 was $10.6 million, or 51% of retail revenues. Gross wholesale profit was $3.4 million, or 23% of wholesale revenues. Overall gross profit was $14.0 million, or 39% of revenues, up 49% from $9.4 million, or 36% of revenues, in the third quarter of 2009.
Operating and Net Margins Continue to Rise
LJI’s operating income for the third quarter of 2010 was $3.7 million, or 10% of revenues, up 188% from $1.3 million, or 5% of revenues, a year earlier. The improvement was due both to the sharp rise in higher-margin retail sales along with effective controls on sales, general and administrative (SG&A) expenses.
Retail operating income was $3.1 million, or 15% of retail revenues, up from $1.0 million, or 8% of retail revenues, a year earlier. Wholesale operating income was $1.0 million, or 7% of wholesale revenues, compared to $0.5 million, or 4% of wholesale revenue, in the third quarter of 2009. Third-quarter operating profit from the two divisions was offset by corporate expense of $0.3 million in 2010 and $0.2 million in 2009.
SG&A in the third quarter of 2010 rose by 28% from a year earlier — a slower rate than revenues and thus fell year-over-year as a percentage of revenues, to 26% from 28%. Total operating expenses (SG&A, depreciation and net loss on derivatives) rose 27% year-over-year to $10.3 million from $8.1 million.
EPS Increases 140%, Excluding Non-Recurring Gain
Net income, including a one-time gain of $1.6 million on the sale of investment property, totaled $4.8 million or $0.19 per fully diluted share, in the third quarter of 2010. This was an increase of 300% on a per-share basis, from $1.1 million, or $0.05 per fully diluted share, a year earlier. Excluding the non-recurring gain, net income was $3.2 million, or $0.12 per fully diluted share, up 140% on a per-share basis from the third quarter of 2009.
As with gross and operating results, the growth of higher-margin retail business had a strong positive impact on net margins. The $3.2 million from operations (excluding non-recurring gain) in the latest quarter was 9% of revenues, up from a net margin of 4% a year earlier.
As of September 30, 2010, LJI had $2.3 million in cash and cash equivalents, plus $10.5 million in restricted cash; compared to $11.3 million in cash and equivalents and $6.4 million in restricted cash on December 31, 2009. The current ratio was 2.3, down from 2.6 at the end of

2009. Working capital increased during the nine months to $86.3 million from $77.6 million. Long-term debt fell to $1.8 million from $2.3 million as of December 20, 2009.
The changes in LJI’s balance sheet from the end of 2009 to September 30, 2010 reflect the expansion of the ENZO chain, which resumed in 2010 after a two-year internal review and consolidation period. The decrease in cash and equivalents reflects, in part, a deployment of cash to ramp up inventories. The latter grew to $104.6 million at the end of the third quarter from $81.4 million nine months earlier.
ENZO Revenue Seen Rising 40% in Q4
In guidance for the fourth quarter ending December 31, 2010, the Company said it expects revenues of ENZO to total approximately $23.5 million, up 40% from a year earlier. Wholesale revenues are projected at approximately $19 million, down 15% year-over-year. Overall revenues are expected to be near $42.5 million for the fourth quarter, up 8% from the fourth quarter of 2009.
Net income in the fourth quarter of 2010 is expected to be approximately $3.8 million, or $0.13 per fully diluted share, up 44% on a per-share basis from a year earlier.
For all of 2010, the projected fourth quarter results would bring total revenues to just under $138 million, with net income from operations (excluding the gain from the sale of investment property in the third quarter of 2010) totaling approximately $11 million, or $0.41 per fully diluted share. This is up from net income of $3.7 million, or $0.15 per fully diluted share, in 2009.
Nine-Month Results Reinforce Quarterly Trends
For the nine months ended September 30, 2010, LJI’s revenues totaled $95.5 million, up 34% from $71.3 million in the first nine months of 2009. Gross profit was $37.3 million, or 39% of revenues, up 42% from $26.2 million, or 37% of revenues, a year earlier. Operating income for the first nine months of 2010 was $8.7 million, or 9% of revenues, up from $2.0 million, or 3% of revenues, a year earlier. Net income from operations (excluding non-recurring gain) was $7.4 million, or 8% of revenues, in the first nine months of 2010, up from $1.4 million, or 2% of revenues a year earlier. Earnings per fully diluted share from operations (excluding non-recurring gain) were up 383% to $0.29 from $0.06 a year earlier.
Retail revenues for the first nine months of 2010 totaled $54.2 million, up 59% from $34.1 million a year earlier. Wholesale revenues rose 11% to $41.4 million from $37.3 million in the first nine months of 2009.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler LJI it distributes to fine jewelers, department stores, national jewelry chains, and electronic and specialty retailers throughout North America and Western Europe. Product lines incorporate all major categories including: earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements:
This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our guidance relating to our operating results for the fourth quarter ending December 31, 2010, including total revenues and earnings per fully diluted share. The foregoing is not an exclusive list of all forward-looking statements we make.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the global economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include global political, economic, business, competitive, market and regulatory conditions and the following: the current global financial crisis and economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China and worldwide; the impact of competition and pricing; market price of key raw materials; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of attractive store locations; our ability to develop new merchandise; and our ability to hire, train and retain associates. The risk factors that are presented in Item 3.D. of our Report on Form 20-F for the fiscal year ended December 31, 2009, as well as the disclosures contained in our other public filings which we have filed with the Securities and Exchange Commission.
Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

[FINANCIAL TABLES FOLLOW]
LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	US$	US$	US$	US$
Operating revenue	35,671	26,233	95,502	71,357
Costs of goods sold	(21,654)	(16,835)	(58,232)	(45,156)

Gross profit	14,017	9,398	37,270	26,201

Operating expenses
Selling, general and administrative expenses	(9,334)	(7,314)	(26,238)	(22,022)
Net loss on derivatives	(95)	(289)	(298)	(503)
Depreciation	(848)	(497)	(2,031)	(1,717)

Operating income	3,740	1,298	8,703	1,959

Other revenue and expense
Interest income	21	48	46	142
Gain on currency translation	161	—	161	—
Gain on sales of securities	—	—	258	—
Gain on disposal of property held for lease	1,635	—	1,635	—
Interest expenses	(262)	(215)	(686)	(640)

Income before income taxes and noncontrolling interests	5,295	1,131	10,117	1,461
Income taxes expense	(454)	(11)	(1,112)	(26)

Net Income	4,841	1,120	9,005	1,435
Net (income) loss attributable to noncontrolling interest	(5)	6	(8)	13

Net income attributable to LJ International Inc. common shareholders	4,836	1,126	8,997	1,448

Earnings per share:
Basic	0.20	0.05	0.37	0.06
Diluted	0.19	0.05	0.35	0.06

Weighted average number of shares used in calculating diluted earnings per share	26,041,824	24,427,465	25,768,758	23,889,045

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	September 30,	December 31,
	2010	2009
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	2,308	11,282
Restricted cash	10,458	6,425
Trade receivables, net of allowance for doubtful accounts	29,212	21,679
Available-for-sale securities	2,355	2,360
Inventories	104,585	81,401
Prepayments and other current assets	5,073	1,861

Total current assets	153,991	125,008
Properties held for lease, net	424	717
Property, plant and equipment, net	7,320	6,400
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	163,367	133,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,793	2,908
Notes payable	7,951	5,551
Capitalized lease obligation, current portion	66	98
Letters of credit, gold loan and others	19,977	13,481
Derivatives	351	—
Trade payables	28,997	18,545
Accrued expenses and other payables	5,999	5,354
Income taxes payable	1,220	1,147
Deferred taxation	310	310

Total current liabilities	67,664	47,394
Notes payable, non-current portion	1,799	2,244
Capitalized lease obligation, non-current portion	37	78

Total liabilities	69,500	49,716

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 24,843,172 shares as of September 30, 2010 and 23,768,672 shares as of December 31, 2009	248	238
Additional paid-in capital	57,469	56,675
Accumulated other comprehensive income	119	102
Retained earnings	35,854	26,857

Total LJ International Inc. shareholders’ equity	93,690	83,872
Noncontrolling interest	177	169

Total equity	93,867	84,041

Total liabilities and equity	163,367	133,757

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Mr. Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications, LLC
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cooperglobalcommunications.com
www.ljintl.com	rcooper@cooperglobalcommuniations.com
www.cooperglobalcommunictions.com